

July 30, 2010

By U.S. Mail and Facsimile to: (843) 529-5884

Blaise B. Bettendorf
Chief Financial Officer
First Financial Holdings, Inc.
2440 Mall Dr.
Charleston, South Carolina 29406

> **Re:** **First Financial Holdings, Inc.**
> **Form 10-K for the Fiscal Year Ended September 30, 2009**
> **Form 10-Q for the Quarterly Period Ended December 31, 2009**
> **Form 10-Q for the Quarterly Period Ended March 31, 2010**
> **File No. 000-17122**

Dear Ms. Bettendorf

   We have reviewed your supplemental response dated June 4, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by providing the requested information, including a draft of your proposed disclosures to be made in future filings, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe future revisions are appropriate, please tell us why in your response.

   After reviewing the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-K for the Fiscal Year Ended September 30, 2009

General

1. We note your revised disclosure related to comment 6 from our letter dated February 18, 2010 included in response 1 in your June 4, 2010 response letter. We could not locate any discussion of your historical trends of problem loans that are ultimately charged-off and how you consider current market conditions in

evaluating those trends. Therefore, please revise your disclosure in future filings accordingly.

2. Please explain in detail how you considered the continual and rapid deterioration in asset quality during 2009 in your allowance methodology prior to instituting your targeted review process in October 2009 and how it was factored into the determination of the periodic loan loss provisions and your conclusion that the allowance for loan losses was appropriate at each balance sheet date.

3. Please refer to your response to comment 21 of our letter dated February 18, 2010 and to your response to comment 10 of our letter dated May 7, 2010 and tell us in detail and revise future filings to provide an expanded discussion of your targeted review process that was implemented in October 2009. Please identify the specific policies and procedures that were revised and how they were enhanced. While we note your disclosure that the targeted reviews were conducted as part of your on-going review of the allowance, these reviews appear to represent a change in methodology and, therefore, the following information should be disclosed for each quarter ended in fiscal 2010:

    a. At each balance sheet date, identify the segments of your loan portfolio that had been thoroughly reviewed under the targeted review process and which segments remained to be completed.

    b. Quantify the effect of the completed targeted reviews at each balance sheet date on each segment of the loan portfolio for which the review was complete.

    c. Provide us this information as of the June 30, 2010.

4. Please tell us and revise future filings to provide an expanded discussion of how management determined that the allowance for loan losses was appropriate at each balance sheet date while knowing that the targeted reviews were not complete. We note your disclosure that management believed the allowance was adequate based available information; however, there appears to be no discussion of the magnitude of the potential impact of the on-going targeted reviews on the allowance for the remaining segments. Also, noting that you disclose that the targeted reviews are conducted as part of your on-going review of the allowance, tell how you determined that you consistently applied the revised methodology resulting from your targeted reviews across all segments of your portfolio in a timely manner.

Note 5. Securities, page 97

5. We note your response to comments 5 and 6 in your June 4, 2010 response letter. Based on the guidance in ASC 320-10-35-33f through 33i, we believe you must consider the specific credit characteristics of the collateral underlying each individual security to measure credit loss for your OTTI analysis. We do not believe simply using twice the historical default rate is consistent with this guidance. We note that the additional analysis performed using the Texas ratio of each institution which serves as collateral for a security appears to be more consistent with the guidance. Please revise your credit loss measurement methodology for future periods to analyze the specific credit characteristics of the collateral underlying each individual security.

Note 7. Earnings per Share, page 101

6. We note your revised disclosure related to comment 13 from our letter dated February 18, 2010 included in response 1 in your June 4, 2010 response letter. Please revise your disclosure in future filings to clarify the fair value measurement methodology (e.g. black-sholes, etc.) used for the warrants.

Our allowance for loan losses may prove to be insufficient to absorb losses in our loan portfolio, page 33

7. We note your revised disclosure related to comment 2 from our letter dated May 7, 2010. Please clarify your disclosure in future filings to state, if true, that when it is probable that there is a significant increase in cash flows previously expected to be collected, the accretable yield is increased and is recognized over the remaining life of the loan. Refer to ASC 310-30-35-10.b.2 and 310-30-35-11.

8. We note your revised disclosure related to comment 2 from our letter dated May 7, 2010. You disclose that the allowance for loan losses is reduced when it is probable that there is a significant decrease in cash flows previously expected to be collected. Please tell us why you reduce the allowance for loan losses when cash flow estimates are reduced or revise your disclosure to clarify your policy in future filings.

Consolidated Statements of Stockholders' Equity and Comprehensive Income, page 83

9. We note your proposed revised presentation included in Attachment – Item 4 in response to comment 4 from our letter dated May 7, 2010. Please tell us how you

determined that the presentation was appropriate considering the guidance in ASC 320-10-65-1.h that indicates that the cumulative effect adjustment should adjust retained earnings with an offset to accumulated other comprehensive income. Please revise or advise us as appropriate.

December 31, 2009 Form 10-Q

Note 7. Investment Securities, page 15

10. We note your response to comment 7 from our letter dated May 7, 2010. Please revise future filings to include the information included in the response regarding the reasons for the change in the prepayment rate and disclose the effect on your fair value measurements and your credit loss measurement. We note you did not include the effect on your fair value measurements in the response.

11. We note your response and proposed disclosure related to comment 8 from our letter dated May 7, 2010. Please note that the guidance in ASC 320-10-50-2 requires disclosure of the total other-than-temporary impairment recognized in accumulated other comprehensive income by major security type.

March 31, 2010 Form 10-Q

12. Please revise future filings to disclose the information required by ASC 320-10-50-8A related to your other-than-temporary impairment of corporate debt securities.

You may contact Michael Volley, Staff Accountant, at (202) 551-3437 or me at (202) 551-3851 if you have questions regarding our comments.

Sincerely,

Paul Cline

Senior Accountant